Transamerica Life Insurance Company
Home Office: [Cedar Rapids, IA  52499]
Administrative Office:
[4333 Edgewood Rd NE]
[Cedar Rapids, IA 52499]
[(800) 238-4302]

(Referred to as the Company, we, our, or us)

LONG TERM CARE RIDER
Attached to and made a part of the policy issued by
[Missing Graphic Reference]
Cedar Rapids, Iowa

THIS IS A LONG TERM CARE INSURANCE RIDER THAT PROVIDES BENEFITS FOR LONG TERM CARE FACILITY CONFINEMENT, HOME HEALTH CARE SERVICES, HOME CARE SERVICES, ADULT DAY CARE IN AN ADULT DAY CARE CENTER, HOSPICE CARE BY A HOSPICE CARE PROVIDER, OR RESPITE CARE.

This rider is intended to be a federally tax-qualified long term care insurance contract under section 7702B(b) of the Internal Revenue Code of 1986, as amended.  If a change to this rider is required in order to conform to changes in the requirements of the Internal Revenue Code, we will send you an amendment describing the change and you will be given a choice of accepting or rejecting the amendment.  If you reject such an amendment, you must give us written notice, and your refusal may result in this rider no longer being tax-qualified or other adverse tax consequences.  As with any tax matter, you should consult your tax advisor to evaluate any tax impact of rejecting any such amendment.

Guaranteed Renewable
THIS RIDER IS GUARANTEED RENEWABLE.  This means we may not, on our own, cancel or reduce the coverage it provides.  This rider will remain in force subject to this rider’s provisions, as long as the policy to which it is attached remains in force and the required charges for this rider are paid.  Rider charges are subject to change as described in the Rider Charges provision of this rider.

30-Day Right To Review This Rider
You have 30 days from the day you receive this rider to review it and return it to us if you decide not to keep it.  You do not have to tell us why you are returning the rider.  Within 30 days of when it is received, simply return it to us at our Administrative Office or to the agent/insurance producer through whom it was purchased.  We will refund the full amount of any rider charge deducted from the Policy Value, within 30 days after our receipt of the returned rider.  The rider will be void as if it had never been issued.  If you wish to cancel the rider without canceling the policy, you must return the policy and this rider to us so that we can send you back the policy without this rider.

Important Caution About The Application
We have issued this rider based on the answers to the questions on the application.  A copy of the application is attached.  If any answers are incorrect or untrue, we may have the right to deny benefits or rescind this rider.  The best time to clear up any question is now, before a claim arises!  If, for any reason, any of the answers are incorrect or untrue, contact us at our Administrative Office.  Our address and the toll-free number are shown above.

Notice to Buyer
This rider may not cover all of the costs associated with long term care incurred during the period of coverage.  You are advised to review all rider limitations carefully.

If you have a complaint, you can contact your State Insurance Department at: [Missing Graphic Reference] [Missing Graphic Reference]

THIS RIDER DOES NOT PROVIDE MEDICARE SUPPLEMENT COVERAGE.

If the Insured is eligible for Medicare, review the “Guide to Health Insurance for People with Medicare” available from us.

This rider uses terms that have specific meanings within this rider.  Most of these terms are defined in the General Definitions section of this rider.  Some of the definitions may be in the policy to which this rider is attached.  Definitions related to eligibility for benefits are in the Eligibility for the Payment of Benefits section of this rider.

The charges for this rider may be distributions for income tax purposes.  If you have any questions regarding the tax implications of this rider, please consult with your tax advisor.

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

No Cash Value	This rider has no cash value. You cannot borrow against this rider or pledge it as collateral for a loan.
Guide To Rider Provisions

Rider Benefit
Eligibility for the Payment of Benefits
Limitations or Conditions on Eligibility for Benefits
Elimination Period
General Definitions
Benefits
Rider Charges
Grace Period
Interaction of Policy Provisions and this Rider
General Exclusions and Limitations
Claims Information
General Provisions

Page 2 3 4 4 4 9 10 11 11 13 13 16
Rider Benefit
Subject to the provisions, exclusions and limitations of this rider and the policy to which it is attached, we will pay a Monthly Long Term Care Benefit when the Insured has incurred expenses for Qualified Long Term Care Services as set forth in this rider.

Benefits are payable if the Insured has incurred expenses for one or more of the following types of Qualified Long Term Care Services:

1. Long Term Care Facility confinement;
2. Home Health Care Services;
3. Home Care Services;
4. Adult Day Care in an Adult Day Care Center;
5. Hospice Care by a Hospice Care Provider; or
6. Respite Care.

The amount of the Monthly Long Term Care Benefit is described in the Benefits section of this rider.

In order to receive benefits under this rider, you must provide us with both a Plan of Care and Proof of Loss documentation. This documentation must show (1) that the Insured has received one or more of the Qualified Long Term Care Services described above and (2) that the Qualified Long Term Care Services received were consistent with the requirements of the current Plan of Care, in terms of both type of services and frequency.

This rider provides coverage for mental and nervous conditions, including Alzheimer’s disease, Parkinson’s disease and senile dementia in accordance with the terms of this rider if the Insured is certified by a Licensed Health Care Practitioner as being a Chronically Ill Individual.

We will pay benefits under this rider for similar services obtained in a state other than the state of issue of this rider for those services that would have been paid in the state of issue. This is regardless of any facility licensing, certification or registration requirement (or similar requirements) differences between the states. All other requirements of this rider must be met.

Eligibility For the Payment of Benefits
Subject to all of the terms of this rider, you are eligible for benefits under this rider if the Insured is a Chronically Ill Individual.

Chronically Ill Individual means an individual who has been certified by a Licensed Health Care Practitioner as:

1. being unable to perform, without Substantial Assistance from another individual, at least two out of the six Activities of Daily Living (ADLs) for an expected period of at least 90 days due to a loss of functional capacity; or
2. requiring Substantial Supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.
Substantial Assistance means either Hands-On Assistance or Standby Assistance:

1. Hands-on Assistance means the physical assistance (minimal, moderate or maximal) of another person without which the Insured would be unable to perform the Activity of Daily Living.
2. Standby Assistance is the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the Insured while the Insured is performing the Activity of Daily Living.

Activities of Daily Living (ADLs). Each of the following six functional areas is considered an Activity of Daily Living (ADL):

1. Bathing: The ability to wash oneself by sponge bath; or in either a tub or shower, including the task of getting into and out of the tub or shower.
2. Continence:  The ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).
3. Dressing: The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
4. Eating:  The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.
5. Toileting:  The ability to get to and from the toilet, to get on and off the toilet, and to perform associated personal hygiene.
6. Transferring:  The ability to move into and out of a bed, chair or wheelchair.

Substantial Supervision means continual supervision by another person that is necessary to protect the Insured as a Severely Cognitively Impaired person from threats to the Insured’s health or safety (such as may result from wandering). This includes cuing by verbal prompting, gestures, or other demonstrations. Supervision that is intermittent or periodic is not considered Substantial Supervision.

Severe Cognitive Impairment (including the term “Severely Cognitively Impaired”) means a severe loss or deterioration in intellectual capacity that is measured by clinical evidence and standardized tests as part of an evaluation that reliably measures impairment in the Insured’s:

1. short-term or long-term memory;
2. orientation as to people, places or time;
3. deductive or abstract reasoning; and
4. judgment as it relates to safety awareness.

The evaluation must include utilizing cognitive tests with resulting scores consistent with a diagnosis of Severe Cognitive Impairment.

Limitations or Conditions on Eligibility for Benefits
Conditions

In order for benefits to be payable under this rider:

1. The Insured must satisfy the requirements set forth in Eligibility for the Payment of Benefits section;
2. Qualified Long Term Care Services must begin while this rider is in force;
3. All charges must be incurred for services rendered or goods provided while this rider is in force;
4. The Insured must satisfy the Elimination Period;
5. All care and services must be in accordance with accepted medical and nursing standards of practice; and
6. All care and services must be consistent with the Insured’s current Plan of Care.  You must provide us with both a Plan of Care and Proof of Loss documentation.

Limitations
The following limitations apply to this rider:
1. All benefits are subject to the Rider Maximum Amount.
2. Benefits are payable as specified in the Benefits section of this rider.
3. We will not pay benefits during the Elimination Period.
4. Benefits are subject to the General Exclusions and Limitations of this rider.

Elimination Period
This rider has an Elimination Period of 90 days. This means that we will not pay benefits under this rider for any period before the Insured has incurred expenses, on each of 90 separate days during which this rider is in effect, for Qualified Long Term Care Services that would otherwise be covered under this rider. These days of care or services need not be continuous.  The Elimination Period has to be satisfied only once while this rider is in effect. You must provide us with Proof of Loss in order to satisfy the Elimination Period.

We will give the Insured credit toward the Elimination Period for days of confinement, care or services covered under this rider, even if they are paid or payable by Medicare.

Care or services received during confinement in a hospital or rehabilitation hospital/facility cannot be used to satisfy the Elimination Period, even if they are paid or payable by Medicare.

General Definitions
Adult Day Care.  A program of social and health-related services to support frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the home. The program must be provided for six or more individuals during the day in a community group setting.

Adult Day Care Center.  A facility or organization that is licensed, registered or certified to provide Adult Day Care, if required by the state in which it is located.

If licensure, registration, or certification is not required by the state, it is that part (or separate center) of a facility that provides Adult Day Care and meets all of the following requirements:

1. it operates at least five days a week for a minimum of four hours a day and is not an overnight facility;
2. it maintains a daily written record for each client, which includes a Plan of Care and a record of all services provided;
3. it has established procedures for obtaining appropriate aid in the event of a medical emergency;
4. it has formal arrangements for providing for the services of: (a) a dietitian; (b) a licensed physical therapist; (c) a licensed speech therapist; and (d) a licensed occupational therapist; and
5. its staff includes all of the following: (a) a full-time director; (b) one or more nurses in attendance during operating hours; and (c) not less than three full-time staff members.

Calendar Month.  A period beginning on the first day through and including the last day of any of the 12 months of a year.  For example:  January 1st through January 31st.

Home Care Agency.  An entity that provides care and services in the Insured’s home and meets all of the following criteria:

1. it is, where required, licensed, certified or accredited as a Home Health Care Agency, Home Care Agency, or Nurse Registry (in states where Nurse Registries exist);
2. it provides Home Health Care Services or Home Care Services;
3. it is, where required by its licensure, certification or accreditation, supervised by a Registered Nurse or a licensed social worker;
4. it keeps written Plan of Care records on all patients.  This includes Physician’s orders where appropriate; and
5. if providing Home Health Care Services, it also keeps daily written clinical records on all patients.

Placement agencies, employment agencies and similar entities do not qualify as Home Care Agencies.

Home Care Services.  Services that are provided by skilled or unskilled persons who work under the supervision of a Home Care Agency.  These services are provided in the Insured’s home.  Home Care Services include the following:

1. Personal Care Attendant Services;
2. reporting changes in the Insured’s condition and needs, and completing appropriate records; and
3. Homemaker Services.

Home Health Care Services.  A program of part-time or intermittent professional, para-professional or skilled care provided through a Home Care Agency to the Insured in the Insured’s home.  Home Health Care Services include nursing services provided by a: Nurse; physical therapist; respiratory therapist; speech therapist; occupational therapist; infusion therapist; or nutritional specialist.

Homemaker Services.  Support services that are secondary to assistance with the Activities of Daily Living or because of a Severe Cognitive Impairment.  These services must be included in the Insured’s Plan of Care.  They include one or more of the following, required so that the Insured can remain at home:  meal preparation; laundry; and light housekeeping.  Light housekeeping means: vacuuming; dusting; dry mopping; dishwashing; cleaning the kitchen and bathroom; and changing beds.

Hospice Care.  A coordinated, interdisciplinary program for meeting the special needs of Terminally Ill individuals.  This includes the physical, emotional, social and spiritual needs of such individuals.  Hospice Care provides palliative and supportive services during the terminal illness to individuals who have no reasonable prospect of cure.

Hospice Care Facility.  A facility that is licensed or certified by the state in which it is located to provide Hospice Care.

Hospice Care Provider.  A Long Term Care Facility, Home Care Agency, Hospice Care Facility or other provider that is licensed to provide Hospice Care.  It does not include a hospital.

Immediate Family.  An individual’s spouse (including common law spouse) or Partner and anyone who is related to the individual or his or her spouse or Partner (including adopted, in-law and step-relatives).  This includes a parent, grandparent, child, grandchild, brother, sister, aunt, uncle, first cousin, nephew or niece.

Insured.  The person who is the Insured under the policy to which this rider is attached.

Licensed Health Care Practitioner.  A Physician, registered professional nurse (RN), licensed social worker, or other individual who meets such requirements as may be prescribed by the U.S. Secretary of the Treasury.  A Licensed Health Care Practitioner does not include you or the Insured, and may not be a member of your Immediate Family or the Insured’s Immediate Family.

Long Term Care Facility.  A health care facility that is licensed, certified, or registered by the appropriate authority in the state in which it is located to provide inpatient care for persons who are in need of assistance with Activities of Daily Living or are Severely Cognitively Impaired.  The facility must charge a fee for the inpatient care at the time the care is provided.

A Long Term Care Facility must:

1. provide personal care by on-site staff.  It must also provide three meals a day, including special diets;
2. have procedures in place establishing appropriate protocol for medication management and the handling and administration of drugs and biologicals;
3. provide an emergency call system and on-site facility staff able to respond to and meet both scheduled and unpredictable needs of residents on a 24-hour-a-day basis.  The staff’s duties must include supervision of safety, security and awareness of the whereabouts of the residents at all times; and
4. have a Physician or Registered Nurse on site or on contract to provide nursing services specified in case of an emergency.

Regardless of name, any properly licensed, certified, or registered facility providing the services set forth above will qualify as a Long Term Care Facility.  This includes, for example:  nursing homes; skilled nursing facilities; nursing care facilities; assisted living facilities; adult foster care facilities; congregate care facilities; basic care facilities; residential care facilities; family and group assisted living facilities; boarding care homes; domiciliary care homes; personal care homes; and hospice care facilities.

In those states where there is no facility that is licensed, certified or registered to provide inpatient care for persons who are in need of assistance with Activities of Daily Living or are Severely Cognitively Impaired, a facility must meet all of the requirements in items # 1-4 listed above.  In addition, it must meet all of the following requirements in order to qualify as a Long Term Care Facility:

1. provides the following information in writing to each resident:
a. a tenant services contract or agreement in place for each resident; and
b. admission and transfer/discharge requirements;
2. provides a minimum of 10 beds; and
3. has staff on site 24-hours-a-day to provide personal care.

Long Term Care Facility does not mean a facility or part of a facility that is operated mainly for the treatment and care of: mental, nervous, psychotic or psychoneurotic deficiencies or disorders; tuberculosis; alcoholism, substance abuse, or drug addiction; or rehabilitation or occupational therapy. A Long Term Care Facility is not a rehabilitation hospital/facility.

Long Term Care Facility does not include a hospital, except for a separate and distinct wing or section of a hospital, if such wing or section, including the Insured’s assigned bed, is appropriately licensed, certified, or registered to provide the level of care defined above.  Also, Long Term Care Facility does not include: an independent living apartment or unit; hotel; motel; retirement home; or any dwelling similar to these.

Long Term Care Specified Amount.  The Long Term Care Specified Amount is equal to the base policy’s Face Amount.  The Long Term Care Specified Amount may be reduced if the policy’s Face Amount is reduced and increased if the policy’s Face Amount is increased due to a death benefit option change.  The Long Term Care Specified Amount as of the Policy Date is shown in the Policy Data. The total amount of benefits paid under this rider may not exceed the Long Term Care Specified Amount.

Medicare.  The “Health Insurance for the Aged Act,” Title XVIII of the Social Security Amendments of 1965 as then constituted or later amended.

Nurse.  A person who is duly licensed as either:

1. Registered Nurse (RN);
2. Licensed Practical Nurse (LPN); or
3. a Licensed Vocational Nurse (LVN).

The term Nurse does NOT include:

1. you or the Insured; or
2. a member of your Immediate Family or the Insured’s Immediate Family.

Partner.  This rider is subject to the laws of the state in which it was issued with regard to the following definition.
An adult who is not related to the Insured by blood or marriage under the laws of the state in which this rider was issued; who has resided with the Insured continuously for at least two years; and both the Insured and Partner hold themselves out to the public as life partners.  Partner is used to describe these legally-sanctioned relationships, which may include domestic partners and/or civil union partners, depending on the state in which this rider was issued.

Partner does not include any person who is married to anyone else (whether by civil or religious ceremony or common-law marriage), nor any roommate or friend of the Insured who does not otherwise meet this definition.

Personal Care Attendant Services.  Care or assistance that is necessary to protect the Insured’s health and safety while allowing the Insured to remain at home.  This includes services such as assistance with Activities of Daily Living, medication management, mobility, and personal hygiene.  Personal Care Attendant Services are not services that are primarily for personal convenience or companionship, nor do they include transportation services.

Physician.  A doctor of medicine or osteopathy as set forth in Section 1861(r)(1) of the Social Security Act, as amended, who is legally authorized to practice medicine and surgery within the United States by the jurisdiction in which he or she performs such function or action.

The term Physician does not include:

1. you or the Insured;
2. a member of your Immediate Family or the Insured’s Immediate Family; or
3. anyone who has a financial interest in, or is an employee of, a facility, agency, or center administering the Plan of Care.

Plan of Care.  A written, systematic, standardized and comprehensive assessment of the Insured’s physical and cognitive abilities by a Licensed Health Care Practitioner, based on a face-to-face evaluation of the Insured. The Plan of Care must specify the type, frequency and providers of all the services that the Insured requires. The services also must be consistent with the assessment done to develop the Plan of Care.  The Plan of Care may include services not covered by this rider.  No more than one Plan of Care may be in effect at a time.

The Plan of Care must include the date, if any, by which the Insured is expected to recover from his or her illness or injury.  The Plan of Care must be prescribed, approved and signed by a Licensed Health Care Practitioner.  It must be updated or confirmed in writing at least once every 12 months or more frequently as we may require.  We will not require an update or written confirmation more frequently than once each 90 days.  If we are paying benefits under this rider and a Licensed Health Care Practitioner has certified that the Insured is unable to perform Activities of Daily Living for an expected period of at least 90 days due to a loss of functional capacity, we will not request an update or additional certifications until after the expiration of the 90-day period.

We reserve the right to discuss the Plan of Care with the Licensed Health Care Practitioner to verify that the Plan of Care is appropriate and consistent with generally accepted standards of care for a Chronically Ill Individual.

If possible, a copy of the Plan of Care should be sent to us before the care and services are received. Otherwise, it must be provided to us at the time the first claim under the Plan of Care is submitted.  Unless otherwise stated in this rider, the Plan of Care must be submitted no later than 90 days after the care and services begin.  It must document by assessment that the Insured met the requirements set forth in the Eligibility for the Payment of Benefits section of this rider during that 90-day period.

A Plan of Care must be approved by a Licensed Health Care Practitioner who: (1) does not have a financial interest in; (2) is not on contract with; and (3) is not an employee of the facility, agency, center or provider administering all or any part of such Plan of Care.

Proof of Loss.  Information or documents satisfactory to us to enable us to determine whether benefits are payable under your rider.  We will pay benefits only after we have received all necessary Proofs of Loss.  You must either provide us with this information or authorize its release to us.

Qualified Long Term Care Services.  This means necessary diagnostic, preventive, therapeutic, curing, treating, mitigating, and rehabilitative services, and maintenance or personal care services, which:

1. are required by a Chronically Ill Individual; and
2. are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

Qualified Long Term Care Services do not include any care, confinement or services set forth in the General Exclusions and Limitations section of this rider.

Only Qualified Long Term Care Services are covered under this rider.

Respite Care. Respite or relief for your Volunteer Caregiver. Respite Care is provided so that the Volunteer Caregiver who normally provides care for the Insured may take short-term leave or take a rest to provide him or her with temporary relief from the responsibilities of caregiving.  Respite Care covers short-term care provided:  in a Long Term Care Facility; in a community-based program such as Adult Day Care; or care received in the Insured’s home.

Terminally Ill.  A person who has been certified in writing by his or her Physician as having a life expectancy of six months or less.

Volunteer Caregiver.  The unpaid person who has the primary responsibility of caring for the Insured in the Insured’s home.  A person who is paid to care for the Insured is not a Volunteer Caregiver.

Benefits
Payment of Benefits.  Once the Elimination Period has been satisfied and the claim is approved by us, we will pay the Monthly Long Term Care Benefit.  You must file additional Proofs of Loss for each subsequent Calendar Month for which you wish to receive benefits.

Before we make a payment, we will first apply any benefit amount to any unpaid Monthly Deductions, then to any interest due on any policy loans to the extent such interest due exceeds the policy’s Cash Surrender Value. The remaining benefits will be paid to you.  Benefits are payable in U.S. Dollars.

If there is an irrevocable beneficiary or an assignee on the policy, we will require consent from that party or parties before we begin paying benefits under this rider.
Monthly Long Term Care Benefit.  The maximum Monthly Long Term Care Benefit payable for any Calendar Month will be equal to the lesser of A or B where:
A. is 2% of Long Term Care Specified Amount, at commencement of benefits; and
B. is the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the Calendar Month.

You may request a Monthly Long Term Care Benefit amount less than the above maximum, but the monthly benefit must be at least $500. Choosing a lesser amount could extend the period during which benefits may be payable.  Once selected, the Monthly Long Term Care Benefit amount will remain in effect for the remainder of the current calendar year. You may change your election for subsequent calendar years by giving us written notice at least 30 days before the beginning of that calendar year.

If benefits are payable for only part of a Calendar Month, we will prorate the Monthly Long Term Care Benefit at the beginning of a period of care or at the end.  Prorate means we will divide the monthly benefit by the actual number of days in the month, then multiply that number times the number of days during the month for which you are eligible to receive benefit payments.

Maximum Lifetime Rider Benefit. If the total of the benefits paid under this rider equals or exceeds the Rider Maximum Amount, benefit payments under this rider will cease. The Rider Maximum Amount is equal to the Long Term Care Specified Amount minus any outstanding policy loan.

Lapse Protection. While rider benefits are being paid, the policy will not Lapse due to the policy’s Cash Surrender Value not being sufficient to pay the monthly charge due.

Extension of Benefits.  If this rider terminates for any reason while you are receiving benefits under this rider and while the Insured is confined in a Long Term Care Facility, benefits will be continued until the earlier of the following:  the date the Insured is discharged from the Long Term Care Facility; or the date when the benefits paid under this rider equal or exceed the Rider Maximum Amount.

Rider Charges
On each Monthly Policy Date while this rider is in effect, we will charge you a monthly charge for this rider.  The monthly charge for this rider is equal to the product of A times B, divided by 1,000 where:

A. is the policy’s amount at risk as determined for purposes of the Monthly Cost of Insurance, but no more than the Long Term Care Specified Amount; and
B. is the Long Term Care rider monthly charge per $1,000 of the policy’s amount at risk.

To determine the appropriate monthly charge, we will use our current monthly charge tables in effect for this rider using the Insured’s Age, sex, class of risk, and any substandard rating (as shown in the Policy Data) and the length of time since the later of the Policy Date or the Rider Date.  Monthly charge rates may be changed by us from time to time.  A change in the monthly charge rate will apply to all persons of the same Long Term Care Specified Amount, Age, sex, class of risk and any substandard rating whose riders have been in effect for the same length of time.  The rates will not exceed those shown in the Table of Long Term Care Rider Guaranteed Maximum Monthly Charge Rates per $1000 using the Insured’s Age, sex and class of risk, adjusted for any rating.

Waiver of Rider Monthly Charges. We will not charge monthly charges for this rider for any policy month while we are paying benefits under this rider.  However, other policy and rider charges will continue to apply.

Grace Period
The Grace Period for this rider is 65 days. If any amount due is not paid within 30 days from the date that it was due, we will send a notice to you, the Insured and the person or persons designated by you to receive such notice at the addresses provided to us. Notice will be given by first class United States mail, postage prepaid. You will have an additional 35 days to pay the amounts due after we have mailed the Notice. During the Grace Period this rider will stay in effect.
You may have named a person or persons to receive notice of nonpayment of premium.  The person or persons named are not responsible for paying the premium.  You may change the person or persons named at any time while this rider is in effect.  Please note that you must tell us if any of the addresses change.  You must send the information in writing to our Administrative Office.  We will provide you with a reminder of the right to change the person or persons named at least every two years.

Added Protection Against Termination; Reinstatement. If this rider Lapses while the Insured is Chronically Ill as set forth in the Eligibility for the Payment of Benefits section, this rider may be reinstated.  To have this rider reinstated, the policy must be reinstated in accordance with its Reinstatement provisions with the exception of its insurability conditions, which shall be waived if all the following conditions are met:

1. We must receive a written request for reinstatement in our Administrative Office within 180 days after the date this rider Lapses; and
2. We must receive a Licensed Health Care Practitioner's written certification that, at the time this rider Lapsed, the Insured had been diagnosed, using generally accepted medical diagnostic methods and tests, as being a Chronically Ill Individual; and
3. We must receive all unpaid, overdue rider charges for this rider.

Any claim incurred during the 180-day period will be considered for benefits subject to all other rider provisions.

Reinstatement. In situations other than the Added Protection Against Termination; Reinstatement provision, we will consider this rider for reinstatement as described in the Reinstatement provision in the policy. Before we reinstate this rider, we may require evidence of insurability specific to the coverage provided by this rider.

Interaction of Policy Provisions and This Rider
Accelerated Death Benefit.  Benefits paid under this rider are considered an acceleration of the death benefit.

Effect on Death Benefit.  If the Insured dies, the amount of the benefits paid under this rider will be deducted from the policy’s death benefit.

Death Benefit Option.  If the policy’s Death Benefit option is not Level when we approve a claim for benefits under this rider we will change the death benefit option to Level and adjust the Long Term Care Specified Amount accordingly.  We will not automatically restore the original Death Benefit Option when we stop paying benefits, but you may request a change at that time in accordance with the policy’s provisions.

Effect on Policy Value.  The amount of the benefits paid under this rider will be deducted from the policy’s Cash Surrender Value and will also reduce the amount available for any future policy loans or withdrawals under the policy.  If your policy is a flexible premium variable adjustable life insurance policy, then when we approve a Long Term Care claim we will transfer all of the Policy Value in the Separate Account to the Basic Interest Account.  Transfers will not be allowed while we are paying benefits under this rider.

Effect on Surrender Values when the Policy Includes an Endorsement Providing an Enhanced Surrender Value. If the policy is surrendered during the option periods provided in an endorsement enhancing its surrender value, any such enhanced surrender value will be reduced by the amount of the benefits paid under this rider.

Policy Face Amount Changes.  While this rider is In Force you may not request an increase in the base policy’s Face Amount.  Transactions that increase or reduce the Face Amount of the policy will also result in a dollar-for-dollar change in the Long Term Care Specified Amount.

Loans and Withdrawals. Loans and withdrawals will not be permitted while benefits are being paid under this rider.

Effect of Reaching the Maximum Amount.  After we have paid the Rider Maximum Amount:

1. We will not charge any further monthly charges for this rider.
2. All riders other than this rider will terminate.
3. If the policy includes a Children’s Benefit Rider or Additional Insured Rider, coverage may be converted in accordance with that rider’s provisions related to conversion upon the death of the Insured.
4. Interest will continue to be credited to the Policy Value if it is not less than zero.
5. Any negative Policy Value will be reset to zero.
6. You must pay interest on any policy Loans as it becomes due or the policy may terminate.

Effect of a Terminal Illness Accelerated Death Benefit Endorsement on this Rider. If your policy includes an endorsement providing an accelerated death benefit in the event of a terminal illness (“Terminal Illness ADB Endorsement”), the Insured may qualify for benefits under both the Terminal Illness ADB Endorsement and this rider.  If the Insured qualifies for benefits under both the Terminal Illness ADB Endorsement and this rider and if a claim is made under both the Terminal Illness ADB Endorsement and this rider, a benefit will be paid under the Terminal Illness ADB Endorsement first.  A payment under the Terminal Illness ADB Endorsement will reduce the policy’s face amount and the Long Term Care Specified Amount will be reduced by the same amount.  Once payment under the Terminal Illness ADB Endorsement is made, any payments under this rider will be made based on the newly reduced Long Term Care Specified Amount.

We will not pay benefits under both the Terminal Illness ADB Endorsement and this rider simultaneously. If a claim is made under the Terminal Illness ADB Endorsement while benefits are being paid under this rider, we will stop paying benefits under this rider when we pay benefits under the Terminal Illness ADB Endorsement.  The maximum accelerated death benefit used to calculate the amount of the terminal illness accelerated death benefit will be reduced by the amount of the benefits paid under this rider.  Once payment under the Terminal Illness ADB Endorsement is made, if the Insured still qualifies for benefits under this rider, any payments under this rider will be made based on the newly reduced Long Term Care Specified Amount.

End of Eligibility.  If rider benefit payments cease because the Insured no longer qualifies for benefits under this rider, the following will apply:
1. If the policy’s No Lapse Ending Date has not passed, the test to determine whether the No Lapse Guarantee is in effect will not require a Minimum No Lapse Premium for those months while we were paying benefits under this rider.
2. Any negative Policy Value will be reset to zero.
3. Policy transactions that were restricted while we were paying benefits under this rider will become unrestricted.

General Exclusions and Limitations
Exclusions.  Qualified Long Term Care Services do not include care, confinement or services:

1. resulting from alcoholism, or drug addiction or chemical dependency unless as a result of medication used as prescribed by a Physician;
2. resulting from or arising out of attempted suicide or intentionally self-inflicted injury;
3. due to participation in a felony, riot or insurrection;
4. for which no charge is normally made in the absence of insurance; or
5. received outside the 50 United States and the District of Columbia, or Canada; or
6. performed by a member of your Immediate Family or the Insured’s Immediate Family.  A member of your Immediate Family or the Insured’s Immediate Family can provide covered care or services if he or she is a regular employee of an organization that is engaged in providing the Qualified Long Term Care Services.  The organization he or she works for must receive the payment for the care or service. Your Immediate Family or the Insured’s Immediate Family member must receive no compensation other than the normal compensation for employees in his or her job category.

Non-Duplication of Benefits.  Qualified Long Term Care Services do not include care, confinement or services:

1. provided in a government facility (unless otherwise required by law);
2. paid or payable under Medicare.  This includes any amounts that would be covered under Medicare, except that they are subject to a Medicare deductible or coinsurance of some kind.  This does not apply when expenses are reimbursable under Medicare solely as a secondary payer;
3. provided under any governmental programs (except Medicaid); or
4. paid or payable under any state or federal workers’ compensation, employer’s liability or occupational disease law, or any motor vehicle no-fault law;

unless the costs incurred and paid exceed the amount covered by one of these entities, policies or programs.

A government facility includes a facility administered, covered or reimbursed by the Veteran’s Administration.

Qualified Long Term Care Services do not include care, confinement or services received by the Insured that are not included in the Insured’s Plan of Care.

Claims Information
This section explains:  when to notify us of a claim; what to send to us; where to send it; how we pay benefits; and other claims-related rights and obligations under this rider.

Notifying Us of a Claim.
Notice of Claim.  Early notification to our Claims Department will help us make a timely review of a claim.  You should let us know immediately or in advance whenever possible, when the Insured needs care or services that may be covered by this rider.  You may reach us on the toll-free number on the first page of this rider, or you may choose to send us written notice instead.

Notice must be received by us at our Administrative Office within 60 days of the date the covered loss starts or as soon as is reasonably possible.  The notice should include at least: your name, the name of the Insured, policy number, and the address to which the claim form should be sent.

How to File a Claim.
Claim Forms.  When we receive notice of a claim, we will send you a claim form to be used to file Proof of Loss.  We will send the claim form to you within 15 days of notice of a claim.

The claim form has instructions on how to fill it out and where to send it.  Please read the form carefully.  Answer all questions and send all required information to the address on the form. You may choose to have someone else complete the information for the Insured as the Insured’s representative.

If you do not get the claim form within 15 days, Proof of Loss can be filed without it by sending us a letter.  The letter needs to describe the occurrence, the nature, and the extent of the loss for which claim is being made.  That letter must be sent to us within the time period stated in this rider’s Proof of Loss provision.  At a minimum, the description should tell us such things as:

1. the Insured’s name, address, Social Security number, and policy number;
2. the type of benefits for which claim is being made;
3. the names and addresses of the medical professionals and care providers who are aware of the Insured’s condition or have provided care covered by this rider;
4. the diagnosis; and
5. the time periods for which benefits are being claimed.

Assessment of the Insured’s Condition.  Before we approve a claim for benefits under this rider, an assessment may be performed by a Licensed Health Care Practitioner we select. This assessment may be performed in person.  The Licensed Health Care Practitioner will assess the Insured’s condition and prognosis for recovery.
To continue payments, we may require a Licensed Health Care Practitioner we select to reassess the Insured’s condition and to update the prognosis for recovery.  We will pay the costs of the initial assessment and all reassessments.  We may require a reassessment at least once every 12 months while benefits are being paid.  We may require a reassessment more often, but not more often than every 90 days.

When to File a Claim.
Proof of Loss.  You must give us written Proof of Loss within 90 days after the end of the Elimination Period in order to satisfy the Elimination Period requirements.  You must send the Proof of Loss to our Administrative Office.  We will require a certification by a Licensed Health Care Practitioner that the Insured was a Chronically Ill Individual during the Elimination Period.  It must include documentation that during the Elimination Period, the Insured received Qualified Long Term Care Services for which the Insured incurred a charge.
In order to help us determine the Insured’s eligibility for the payment of benefits, we may require that you provide us with various documents, such as, but not limited to:

1. claim forms and authorizations to obtain Proof of Loss;
2. Physician’s orders;
3. medical records;
4. copies of licensure of any facility, provider or for any bed to which the Insured is assigned;
5. itemized daily or monthly billing statements;
6. records of the care or services the Insured received;
7. Explanation of Benefits forms (EOBs) that the Insured has received from other sources for the same services. This includes: other health insurance or long term care insurance policies; the Veteran’s Administration; and Medicare;
8. provider’s Plan of Care or provider assessment/reassessment records or similar documents; and
9. provider’s residence agreements, disclosures, life care contracts or similar documents.

In addition, we reserve the right to conduct an assessment of the Insured’s condition as described above before we approve a claim for benefits under this rider.

We must receive written Proof of Loss within 90 days after the end of each month for which benefits may be paid.  If it is not reasonably possible to give us written proof in the time required, we will not reduce or deny a claim for being late if the Proof of Loss is sent to us as soon as is reasonably possible.  However, unless you are not legally capable, the required Proof of Loss must always be given to us no later than one year from the time specified.

How and When Claims are Paid.
Time of Payment of Claim.  Benefits under this rider are payable after services have been rendered and charges have been incurred for such services.  We will not pay benefits based on advance billing for services or care to be rendered in the future.

1. Within 30 business days after we receive notice of claim and Proof of Loss, we will either:  pay the claim, if we have received all of the required information and determine that the claim is payable; or send you a written notice acknowledging the date of receipt of the claim.  If we do not pay the claim, we will let you know: we are declining to pay all or part of the claim and the specific reason(s) for denial; or that additional information is necessary to determine if all or any part of the claim is payable and the specific additional information that is necessary.
2. Within 30 business days after we receive the requested additional information, we will either:  pay the claim; or we will let you know that we are declining to pay all or part of the claim and the specific reason(s) for denial.

If we fail to follow the process outlined above, we will pay interest at the rate of 1% per month on the amount of the claim that should have been paid but that remains unpaid 45 business days after the later of:

1. our receipt of the claim with respect to subsection 1 above; or
2. our receipt of all requested additional information with respect to subsection 2 above.
The interest payable will be included in a late claim payment without the requirement to file an additional claim for such interest.

How to Appeal a Claim Determination.  This section is subject to the regulations of the state in which this rider was issued, that were in effect at the time it was issued.

Claims Appeal Process.  We evaluate a claim based on the provisions of this rider and the information we obtain or that is given to us.  If you do not agree with a claim decision, you may ask for an appeal.  Your request must be in writing to us.  It needs to include all of the following information:  the names, addresses and phone numbers of the providers who you think we should contact to learn more about the Insured’s health and the care received; the Physicians and other health care professionals who treated the Insured; and the facilities that provided the care or services.  No special form is needed. Your request must be sent to our Administrative Office within one year of the time of filing written Proof of Loss. You may authorize someone else to act for you under this appeal process.  You or your authorized representative may submit additional information of any kind that you think will help with the appeal.

After we receive the appeal request and the necessary supporting documents, we will reexamine the information regarding the claim and any additional information provided to us.  Within 30 days after we receive all of the necessary information, we will complete our review.  We will send you and your authorized representative, if any, our decision in writing.  If our decision is to pay the claim, we will pay it promptly.  If the appeal is denied, we will clearly state our reasons and make information directly relating to the denial available to you.

Independent Review.  An independent review may be granted after you have completed the Claims Appeal Process described above.  You may send us additional information of any kind that you think will help with the review of the claim.  Any new information submitted to us after completion of the Claims Appeal Process will reopen the Claims Appeal Process for our consideration of the new information.

You have the right to an independent review if we uphold a denial of the claim because the Insured does not qualify as a Chronically Ill Individual.  We will send you information about your right to an independent review.  We will send this information when we complete the Claims Appeal Process and notify you of our decision.  An independent review is not available if our denial of the claim is for some reason other than because the Insured does not qualify as a Chronically Ill Individual.

Your request for an independent review must be submitted to us in writing. It must be made no later than 120 days after receipt of our notice informing you of our decision to uphold a denial of the claim.  You may choose to name an authorized representative to act on your behalf in this process.

Right of Recovery.  We have the right to recover any overpayment made because of an error in the processing of a claim.  We may offset any amounts that have not been previously recovered from any future benefit payment.

General Provisions
Consideration. We have issued this rider in consideration of the application (including any supplemental application) and payment of the initial premium shown in the Policy Data. A copy of the application and any supplemental application is attached to the policy.

Effective Date. The effective date of coverage under this rider will be the Rider Date shown in the Policy Data.

Representations. All statements submitted in the application for this rider by or on behalf of the Insured will be considered representations and not warranties.
Incontestability. If a claim arises from a condition that manifests itself when coverage under this rider has been in force less than six months, we may rescind the coverage or deny an otherwise valid claim upon a showing of misrepresentation that is material to our decision to issue you the coverage.

If a claim arises from a condition that manifests itself when coverage under this rider has been in force for at least six months but less than two years, we may rescind the rider or deny an otherwise valid claim upon a showing of misrepresentation that is both material to our decision to issue you the coverage and which pertains to the condition for which benefits are sought.

If a claim arises from a condition that manifests itself after coverage under this rider has been in force for two years or more, we may only rescind the rider upon a showing that you and/or the Insured knowingly and intentionally misrepresented relevant facts relating to the Insured’s health.

If this rider is reinstated, the original contestability periods will continue to apply.  In addition, new contestability periods will apply with respect to statements made in any application for reinstatement.

Conformity with the Interstate Insurance Product Regulation Commission (IIPRC) Standards. This rider was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of this rider that is in conflict with these standards on the Rider Date is amended to conform to these standards on the Rider Date.

Legal Actions. You cannot bring suit against us until at least 60 days after written Proof of Loss has been given to us. You cannot bring suit against us after three years from the time written Proof of Loss is required to be given.  In the event that any part of this provision is in conflict with the applicable law and/or regulation of the state where this rider is issued, this provision will be administered in accordance with such applicable state law or regulation.

Termination of this Rider.  This rider will terminate on the earliest of the following:

1. on the Monthly Policy Date on or next following the date we receive your written request to terminate this rider;
2. upon termination (including any rescission) of the policy; or
3. when the Insured dies.

Signed for the Company at Cedar Rapids, Iowa, on the Rider Date, which is the Policy Date unless we inform you in writing of a different date.

Signed for us at our home office.
/s/Craig D. Vermie	/s/Brenda Clancy
Secretary	President